                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       LIPMAN ELECTRONIC ENGINEERING LTD.
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                                (Name of Issuer)

                 Ordinary Shares, par value NIS 1.00 per share*
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                         (Title of Class of Securities)

                                    M6772H101
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                                 (CUSIP Number)

                                   Meir Shamir
                          Mivtach Shamir Holdings Ltd.
                           Beit Sharvat 4 Koyfman st.
                            Tel - Aviv 68012, Israel
                                972 - 3 - 5162626
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                  May 16, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

* "NIS" represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No. M6772H101

1     NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [x]

3     SEC USE ONLY:

4     SOURCE OF FUNDS:           WC and OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:

               Israel

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

                    0 shares

8              SHARED VOTING POWER

                    3,515,108 shares (1)

9              SOLE DISPOSITIVE POWER

                    0 shares

10             SHARED DISPOSITIVE POWER

                    3,515,108 shares (2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,515,108 shares (2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              13.1%

14       TYPE OF REPORTING PERSON*:

              CO

(1) As set forth in the voting agreement incorporated herein by reference, Mr.
Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2) For purposes of Section 13(d) or Section 13(g) of the Securities Exchange
Act of 1934, Mr. Meir Shamir may be deemed to beneficially own 3,515,108 shares held by Mivtach Shamir Holdings Ltd., of which Mr. Shamir is the Chairman.

CUSIP No. M6772H101

1    NAME OF REPORTING PERSON: Meir Shamir
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [x]

3    SEC USE ONLY:

4    SOURCE OF FUNDS:           WC and OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:

              Israel

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

7             SOLE VOTING POWER

                   0 shares

8             SHARED VOTING POWER

                   3,515,108 shares (1)

9             SOLE DISPOSITIVE POWER

                   0 shares

10            SHARED DISPOSITIVE POWER

                   3,515,108 shares (2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,515,108 shares (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              13.1%

14   TYPE OF REPORTING PERSON*:

              IN

(1) As set forth in the voting agreement incorporated herein by reference, Mr.
Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2) For purposes of Section 13(d) or Section 13(g) of the Securities Exchange
Act of 1934, Mr. Meir Shamir may be deemed to beneficially own 3,515,108 shares held by Mivtach Shamir Holdings Ltd., of which Mr. Shamir is the Chairman.

         This statement amends Items 4 and 5 of the Schedule 13D of Mivtach
Shamir Holdings Ltd. and Meir Shamir (the "Reporting Persons") dated March 10,
2005 (the "Schedule 13D").

Item 4:  Purpose of the Transaction.

         This Amendment No. 1 to the Schedule 13D is being filed by the
Reporting Persons to report the sale of 1,250,000 shares of the Issuer, or approximately 4.7% of the class, in a secondary offering.

Item 5:  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Each of Meir Shamir and Mivtach Shamir Holdings Ltd. beneficially owns
3,515,108 Shares, which constitutes approximately 13.1% of the class (or 12.2%
excluding the 1,925,660 treasury shares). The Reporting Persons have shared power to direct the vote, dispose and direct the disposition of the 3,515,108 shares held by Mivtach Shamir Holdings Ltd.

                        ---------------------------------

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2005

MIVTACH SHAMIR HOLDINGS LTD.

By: /s/ MEIR SHAMIR
    ---------------
Name:   Meir Shamir
Title:  Chairman

/s/ MEIR SHAMIR
---------------
Mr. Meir Shamir

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).